Expert Statement Issued about Lantus®

Following Recent Publications

in Diabetologia

- Leading international experts conclude that these analyses present inconclusive and conflicting data -

Paris, France – July 15, 2009 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today the release of an Expert Statement by a multidisciplinary board of renowned international experts following an in-depth assessment of the recent publications of registry analyses with Lantus® (insulin glargine [rDNA] injection) in Diabetologia. This board of international specialists in the field of endocrinology, oncology and epidemiology came to the conclusion, that all four manuscripts have significant methodological limitations and shortcomings, and that they provide inconsistent and inconclusive results regarding a potential link between insulin glargine use and an increased risk of cancer.

“Regarding the merits of the published data, we agreed that all four published manuscripts have significant methodological limitations and shortcomings”, said Professor Matthew Riddle, Professor of Medicine, Diabetes Section Head, Division of Endocrinology/Diabetes/Clinical Nutrition, Oregon Health Sciences University, Portland, OR, USA. “The nature of these limitations and their potential magnitude are such that, individually or in aggregate, these studies provide inconsistent and inconclusive results which do not justify new clinical recommendations to patients”.

This statement, signed by 14 international experts following their independent, rigorous and thorough review of the published data, comes in the midst of a wave of recent releases from Health Authorities around the globe, such as the European Medicines Agency (EMEA), the U.S. Food and Drug Administration (FDA), as well as patient and scientific association such as the American Diabetes Association (ADA), the American Association of Clinical Endocrinologists (AACE), the International Diabetes Federation (IDF) cautioning against over-interpretation of and over reaction to these data. The limitations of these studies were also highlighted by the authors of each publication and by EASD (European Association for the Study of Diabetes). The recommendation of experts and regulatory bodies converged to say that no definitive conclusions can be drawn at this stage.

The experts proposed a set of actions to be implemented by the company and by independent experts or professional associations that they believe will lead to a clear and definite conclusion on this situation. These recommendations are the matter of the Expert Statement that can be read on: www.sanofi-aventis.com/minisites/breaking-news/accueil/asp

Sanofi-aventis : www.sanofi-aventis.com Media Relations : Tél. : (+) 33 1 53 77 44 50 - E-mail : MR@sanofi-aventis.com Investor Relations : Tél. : (+) 33 1 53 77 45 45 - E-mail : IR@sanofi-aventis.com

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“This position from leading world experts is consistent with previous assessments of the published analyses. What we know about the safety of Lantus® comes from a robust clinical program that includes prospective, randomized clinical trials, supported by solid post-marketing surveillance observations”, said Dr. Jean-Pierre Lehner, Chief Medical Officer of sanofi-aventis. “We are moving forward confidently with the external scientific and medical experts and health authorities toward next steps to resolve this controversy. “

Patient safety is and has always been the primary concern of sanofi-aventis. Sanofi-aventis has 80 years of experience in the development of insulins and stands behind the safety of Lantus®. Extensive data involving over 70 000 patients in clinical studies, including randomized, controlled clinical trials that represent the gold standard of evidence, and the results of post-marketing surveillance arising from 24 million patient-years of clinical experience do not indicate an association between insulin glargine and cancer.

About Diabetes

Diabetes is a chronic, widespread condition in which the body does not produce or properly use insulin, the hormone needed to transport glucose (sugar) from the blood into the cells of the body for energy. More than 230 million people worldwide are living with the disease and this number is expected to rise to a staggering 350 million within 20 years. It is estimated that nearly 24 million Americans have diabetes, including an estimated 5.7 million who remain undiagnosed. At the same time, approximately 40 percent of those diagnosed are not achieving the blood sugar control target of HbA1c <7 percent recommended by the ADA. The HbA1c test measures average blood glucose levels over the past two- to three-month period.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

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